EXHIBIT 22.1

List of Issuers and Guarantor Subsidiaries

Entity	Jurisdiction of Incorporation or Organization	11.0% Promissory Note Due December 31, 2025
RevenueZen LLC	Delaware	Issuer of the Note Pledged security interest in all assets of RevenueZen LLC to secure the Note
Onfolio Holdings, Inc.	Delaware	Guarantor of the Note

Entity	Jurisdiction of Incorporation or Organization	7.0% Promissory Note Due June 6, 2026
DDS Rank LLC	Delaware	Issuer of the Note Pledged security interest in all assets of DDS Rank, LLC to secure the Note
Onfolio Holdings, Inc.	Delaware	Guarantor of the Note